July 14, 2009
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re: OncoGenex Pharmaceuticals — Registration Statement on Form S-3 (File No. 333-160251) filed on June 26, 2009
Dear Mr. Riedler,
OncoGenex Pharmaceuticals, Inc. hereby requests that its Registration Statement on Form S-3 (File 333-160251) be declared effective as of the date and time set forth below, or as soon thereafter as is practicable, unless you are orally notified to the contrary by us prior to such time:
Requested date of effectiveness: July 17, 2009
Requested time of effectiveness: 9 A.M. Eastern Standard Time
OncoGenex Pharmaceuticals, Inc. hereby acknowledges, in relation to its request for acceleration of the effective date of its pending registration statement, that:
• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call Randal R. Jones of Dorsey & Whitney LLP at (206) 903-8800 or the undersigned at (425) 686-1500 with any questions or comments you might have.
ONCOGENEX PHARMACEUTICALS, INC.
/s/Scott Cormack
Scott Cormack
President & Chief Executive Officer
cc: Randal R. Jones, Dorsey & Whitney LLP
1522 217th Place SE, Suite 100, Bothell, WA 98021
t 425.686-1500 f 425.686-1600
w www.oncogenex.com